Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018 and 2017

(unaudited)

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August 10, 2018

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Igor Gonzales”	“Ed Guimaraes”
Igor Gonzales	Ed Guimaraes
President and Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2018 and December 31, 2017

(In thousands of United States dollars)

	Note	June 30, 2018	December 31, 2017
		$	$
ASSETS

Current assets:
Cash and cash equivalents		21,804	23,878
Trade and other receivables	4	34,718	27,876
Income tax receivable		219	220
Prepaid expenses		1,123	1,130
Inventories	5	23,118	20,799
		80,982	73,903

Non-current assets:
Property, plant and equipment	6	274,609	266,240
Deferred income tax		247	458
Total assets		355,838	340,601

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	33,040	32,319
Income tax payable		6,041	9,440
Loans payable	8	31,136	28,977
Decommissioning liability		991	1,372
Other liabilities		6,878	8,579
		78,086	80,687

Non-current liabilities:
Loans payable	8	32,207	35,883
Deferred income tax		29,799	30,341
Decommissioning liability		11,675	11,899
Other liabilities		1,082	1,113
Total liabilities		152,849	159,923

EQUITY
Share capital	9	231,792	230,283
Accumulated deficit		(68,575)	(88,121)
Other reserves		10,763	12,409
Equity attributable to owners of the Company		173,980	154,571
Non-controlling interest	10	29,009	26,107
Total equity		202,989	180,678

Total liabilities and equity		355,838	340,601

Contingencies (note 16)

Approved on behalf of the Board and authorized for issue on August 10, 2018:

“Alberto Arias”	“Doug Cater”
Alberto Arias	Doug Cater
Chairman of the Board	Chairman Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income

For the three and six months ended June 30, 2018 and 2017

(In thousands of United States dollars, except per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
		2018	2017	2018	2017
	Note	$	$	$	$

Revenue	15	62,721	48,571	124,396	103,089

Cost of sales
Mining costs	11	(27,003)	(24,682)	(55,351)	(48,346)
Depletion, depreciation and amortization	11	(7,943)	(16,608)	(15,448)	(33,139)
		(34,946)	(41,290)	(70,799)	(81,485)

Gross profit from mining operations		27,775	7,281	53,597	21,604

General and administrative expenses		(4,338)	(4,408)	(9,477)	(8,030)
Selling expenses		(2,115)	(1,889)	(3,943)	(3,893)
Exploration and evaluation expenditures		(156)	(336)	(183)	(771)
Income from operations		21,166	648	39,994	8,910

Other income (loss)		(492)	470	96	489
Foreign currency exchange gain (loss)		464	(674)	152	(2,590)
Interest expense and other finance costs		(768)	(859)	(1,560)	(1,905)
Income (loss) before income tax		20,370	(415)	38,682	4,904

Income taxes (expense) recovery:
Current tax expense		(7,481)	(6,059)	(15,000)	(12,232)
Deferred tax recovery		37	4,291	377	8,759
		(7,444)	(1,768)	(14,623)	(3,473)

Net income (loss)		12,926	(2,183)	24,059	1,431

Net income (loss) attributable to:
Shareholders of the Company		10,843	(2,798)	19,546	(240)
Non-controlling interests		2,083	615	4,513	1,671
		12,926	(2,183)	24,059	1,431

Weighted average shares outstanding (000s)
Basic		163,427	162,451	163,162	162,451
Diluted		163,427	162,451	163,162	162,451

Basic earnings (loss) per share		0.07	(0.02)	0.12	0.00
Diluted earnings (loss) per share		0.07	(0.02)	0.12	0.00

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

For the three and six months ended June 30, 2018 and 2017

(In thousands of United States dollars)

	Three Months Ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$

Net income (loss)	12,926	(2,183)	24,059	1,431

Other comprehensive income (loss)
Items that may be subsequently classified to net income (loss):
Currency translation adjustments on foreign operations	(343)	393	(919)	(76)
Total comprehensive income (loss)	12,583	(1,790)	23,140	1,355

Total comprehensive income (loss) attributable to shareholders	10,500	(2,405)	18,627	(316)
Non-controlling interests	2,083	615	4,513	1,671
Total comprehensive income (loss) attributable to shareholders	12,583	(1,790)	23,140	1,355

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended June 30, 2018 and 2017

(In thousands of United States dollars)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2018	162,812,764	230,283	12,409	(88,121)	154,571	26,107	180,678

Exercise of RSUs	614,572	1,509	(1,509)	-	-	-	-
Share-based compensation expense	-	-	782	-	782	-	782
Dividends paid to non-controlling interest	-	-	-	-	-	(1,611)	(1,611)
Total comprehensive income (loss)	-	-	(919)	19,546	18,627	4,513	23,140
Balance at June 30, 2018	163,427,336	231,792	10,763	(68,575)	173,980	29,009	202,989

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2017	162,073,293	228,326	12,718	(80,776)	160,268	25,694	185,962

Exercise of RSUs	606,138	1,643	(1,643)	-	-	-	-
Share-based compensation expense	-	-	455	-	455	-	455
Dividends paid to non-controlling interest	-	-	-	-	-	(1,738)	(1,738)
Total comprehensive income (loss)	-	-	(76)	(240)	(316)	1,671	1,355
Balance at June 30, 2017	162,679,431	229,969	11,454	(81,016)	160,407	25,627	186,034

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2018 and 2017
(In thousands of United States dollars)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017
		$	$	$	$
Cash flows from operating activities
Net income (loss) from operations		12,926	(2,183)	24,059	1,431
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		7,920	16,544	15,489	33,218
Share-based compensation		332	5	782	455
Interest expense and other finance costs		768	859	1,560	1,905
NRV adjustment to inventory		252	-	1,110	-
Current income tax expense		7,481	6,059	15,000	12,232
Deferred income taxes recovery		(37)	(4,291)	(377)	(8,759)
Unrealized foreign currency exchange gain (loss)		(117)	362	(750)	(327)
Operating cash flows before movements in working capital		29,525	17,355	56,873	40,155
Net changes in non-cash working capital items	14	(7,546)	1,618	(11,070)	(6,036)
Decomissioning liabilities settled		(491)	(378)	(610)	(427)
Income tax paid		(6,051)	(3,915)	(18,208)	(7,974)
Cash generated from operating activities		15,437	14,680	26,985	25,718

Cash flows from investing activities
Capital expenditures		(14,228)	(9,841)	(23,965)	(19,608)
Cash used in investing activities		(14,228)	(9,841)	(23,965)	(19,608)

Cash (used in) financing activities
Proceeds from issuance of notes payable	8	-	-	5,000	3,750
Repayment of loans and credit facilities	8	(3,478)	(9,834)	(6,957)	(17,827)
Loans interest paid	8	(671)	(602)	(1,357)	(1,570)
Dividends paid to non-controlling interest		(544)	(1,272)	(1,611)	(1,738)
Cash from (used in) financing activities		(4,693)	(11,708)	(4,925)	(17,385)

Effect of foreign exchange rate changes on cash and cash equivalents		(226)	31	(169)	251

Decrease in cash and cash equivalents		(3,710)	(6,838)	(2,074)	(11,024)
Cash and cash equivalents, beginning of period		25,514	37,959	23,878	42,145
Cash and cash equivalents, end of period		21,804	31,121	21,804	31,121

Supplemental cash flow information	14

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 79 Wellington St W, Suite 2100, Toronto, Ontario, M5K 1H1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2017, and have been consistently applied in the preparation of these condensed interim consolidated financial statements, except as otherwise noted in Note 3. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 10, 2018.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at June 30, 2018 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
Exploraciones Mineras Dia Bras, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México

[1]	The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	Adoption of new accounting standards and future accounting changes

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2019, or later periods:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company is in the process of determining the effect that the adoption of IFRS 16 will have on its consolidated financial statements.

Adoption of new accounting standards

IFRS 9, Financial Instruments: Recognition and measurement (“IFRS 9”)

The Company has adopted IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018 on a retrospective basis in accordance with the transitional provisions of IFRS 9. As such, comparative figures have not been restated.

The adoption of IFRS 9 did not result in any change in the carrying values of any of the Group’s financial assets on the transition date; therefore comparative figures have not been restated.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

3	Adoption of new accounting standards and future accounting changes (continued)

As detailed below, the Company has changed its accounting policy for financial instruments retrospectively, except where described below. The main areas of change and corresponding transitional adjustments applied on January 1, 2018 are as follows:

Financial Assets

IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instrument’s contractual cash flow characteristics and the business models under which they are held. At initial recognition, financial assets are measured at fair value. Under the IFRS 9 model for classification of financial assets the Company has classified and measured its financial assets as described below:

•	Cash and cash equivalents are recorded at amortized cost using the effective interest method. Previously under IAS 39 these amounts were classified differently. The change in classification did not impact the measurement of cash and cash equivalents.

•	Trade receivables are classified as financial assets at fair value through profit or loss and measured at fair value. Previously under IAS 39, trade receivables were classified as loans and receivables measured at amortized cost except for the provisional pricing embedded derivative that was measured at fair value through profit or loss.

Financial Liabilities

Financial liabilities are recognized initially at fair value and in the case of financial liabilities not subsequently measured at fair value, net of directly attributable transaction costs. Financial liabilities are derecognized when the obligation specified in the contract is discharged, canceled, or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact the Company’s accounting policies for financial liabilities. Accounts payable and accrued liabilities, interest payable, and long-term debt are classified as financial liabilities to be subsequently measured at amortized cost.

Expected Credit Loss Impairment Model

IFRS 9 introduces a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements, and did not result in a transitional adjustment.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash and cash equivalents, trade receivables, accounts payable and accrued liabilities and long-term debt. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, accounts payable and accrued liabilities, and long-term debt are measured at amortized cost using the effective interest method. Other financial assets and liabilities are recorded at fair value subsequent to initial recognition.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

3	Adoption of new accounting standards and future accounting changes (continued)

 IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

The Company has adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) effective January 1, 2018 on a modified retrospective basis in accordance with the transitional provisions of IFRS 15. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior reporting period amounts have not been restated and continue to be reported under IAS 18 – Revenue (“IAS 18”) (accounting standard in effect for those periods).

The Company has concluded that there are no significant differences between the point of transfer of risks and rewards for its metals under IAS 18 and the point of transfer of control under IFRS 15. No adjustment has been recorded to the opening deficit balance at January 1, 2018.

The following policies applied in accounting for revenue for the three and six months ended June 30, 2018. In the comparative period, revenue was accounted for in accordance with the revenue recognition policy disclosed in the Company’s December 31, 2017 annual audited consolidated financial statements.

Metal Concentrates

The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc, lead, and copper, along with quantities of gold and silver.

The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established on a date prior to the concentrate being delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices agreed upon with the customer at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

4	Trade and other receivables
	June 30,	December 31,
	2018	2017
	$	$
Trade receivables	27,526	20,613
Sales tax receivables	7,152	7,210
Other receivables	40	53
	34,718	27,876

5	Inventories
	June 30,	December 31,
	2018	2017
	$	$

Stockpiles	1,792	1,554
Concentrates	3,808	3,839
Supplies and spare parts	17,518	15,406
	23,118	20,799

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and six-month periods ended June 30, 2018 and 2017 of $34,946 and $70,799 (2017 - $41,290 & $81,485), respectively. During the three and six months ended June 30, 2018, the Company wrote down stockpile and concentrate inventory to its NRV, recording a charge of $252 & $1,110 (2017 - $907 & $1,125), respectively.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

6	Property, plant and equipment
Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $

Balance as of January 1, 2017	202,687	425,203	26,206	44,974	699,070

Additions	8,632	6,959	20,595	15,758	51,944
Disposals	(1,038)	-	-	(9,417)	(10,455)
Transfers	12,948	-	(12,948)	-	-
Balance as of December 31, 2017	223,229	432,162	33,853	51,315	740,559

Additions	5,027	2,075	10,525	6,329	23,956
Transfers	6,461	-	(6,461)	-	-
Balance as of June 30, 2018	234,619	434,237	37,917	57,644	764,417

Balance as of January 1, 2017	122,204	281,997	-	13,041	417,242

Depletion, depreciation and amortization	20,799	37,176	-	-	57,975
Disposals	(898)	-	-	-	(898)
Balance as of December 31, 2017	142,105	319,173	-	13,041	474,319

Depletion, depreciation and amortization	6,981	8,508	-	-	15,489
Balance as of June 30, 2018	149,086	327,681	-	13,041	489,808

Net Book Value - June 30, 2018	85,533	106,556	37,917	44,603	274,609
Net Book Value - December 31, 2017	81,124	112,989	33,853	38,274	266,240
Net Book Value - December 31, 2016	80,483	143,206	26,206	31,933	281,828

7	Accounts payable and accrued liabilities
	June 30,	December 31,
	2018	2017
	$	$

Trade payables	20,380	19,004
Other payables and accrued liabilities	12,660	13,315
	33,040	32,319

All accounts payable and accrued liabilities are expected to be settled within 12 months.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

8	Loans payable
	June 30,	December 31,
	2018	2017
	$	$

Current

Acquisition loan with Banco de Credito del Peru (a)	6,434	6,141
Operating loan with Banco de Credito del Peru (b)	3,188	6,309
Revolving credit facility with Banco de Credito del Peru (c)	15,000	15,000
Notes payable to BBVA Banco Continental (d)	5,000	-
Loan with FIFOMI (f)	1,514	1,527
	31,136	28,977

Non-current

Acquisition loan with Banco de Credito del Peru (a)	31,326	34,236
Loan with FIFOMI (f)	881	1,647
	32,207	35,883

Total loans payable	63,343	64,860

(a)	Corona Acquisition Loan with Banco de Credito del Peru S.A. (“BCP”)

On May 24, 2011, the Company’s wholly owned subsidiary Dia Bras Peru entered into a loan agreement with BCP amounting to $150,000. After deducting financing costs of $3,750, the net proceeds were $146,250. The proceeds from this loan were used to fund a portion of the purchase consideration for the acquisition of the Company’s 81.84% interest in Corona in Peru. The loan was repayable over 5 years ending on May 24, 2016 and carried interest at a rate of LIBOR plus 4.5% per annum, payable quarterly in arrears.

On August 7, 2015, Dia Bras Peru signed an amended agreement with BCP for the then outstanding debt balance of $48,000. The most significant amendments to the agreement were:

•	The remaining $48M due on the facility was split into 2 tranches

•	Tranche 1, in the amount of $24M has quarterly principal repayments of $1.5M beginning in November 2016 and ending in August 2020

•	Tranche 2, in the amount of $24M has no quarterly principal repayments and to be repaid in full in August 2020

•	One year principal repayment grace period

•	Reduced Interest rate equal to 3.65% plus 3M LIBOR vs previous rate of 4.15% plus 3M LIBOR

•	Term of the Facility extended for 5 Years

Principal repayments totalling $3,000 have been made for the six months ended June 30, 2018 (2017 - $3,000).

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

8	Loans payable (continued)

The loan is recorded at amortized cost and is being accreted to face value over 5 years using an effective interest rate of 4.71%. An amortization expense related to the transaction costs for $110 has been recorded for the six months ended June 30, 2018 (2017 - $127). Interest payments totalling $1,039 have been made for the six months ended June 30, 2018 (2017 - $1,151).

The loan with BCP is secured by a pledge over Dia Bras Peru’s interest in Corona voting shares and is guaranteed by the Company. The Company is in compliance with all financial covenants as at June 30, 2018.

(b)	Corona Operating Loan with BCP

On October 17, 2013, the Company’s subsidiary Corona, in which the Company has an interest of 81.84%, entered into a credit facility with BCP for up to $60,000. The credit facility is for a 5 year term and the funds can be drawn within the first 3 years in tranches of up to $40,000 during the first year, up to $30,000 during the second year and up to $20,000 during the third year. The loan bears interest of LIBOR plus 4.5% and the loan principal and interest are payable in quarterly installments over the term of the loan with the first payment due 15 months after the closing of the credit facility. The loan is guaranteed by the collection rights and future cash flows generated from the sale of ore concentrates and other products. The loan contains certain financial covenants, events of default and other provisions which are customary for a transaction of this nature. These covenants include maintaining an equity balance at the Corona level higher than $30 million, maintaining a Debt Service Coverage ratio higher than 1.1x, and maintaining a Net Financial Debt/EBITDA ratio lower than 2.0x.

The Company is in compliance with all financial covenants as at June 30, 2018.

On June 29, 2016, $5,000 was drawn from this facility bearing an interest rate of three months LIBOR plus 4.5%.

Principal repayments totalling $3,125 have been made for the six months ended June 30, 2018 (2017 – $3,125). Interest payments totalling $166 have been made for the six months ended June 30, 2018 (2017 – $392).

(c)	DBP Credit Facility with BCP

On August 9, 2017, the Company’s subsidiary DBP, entered into a credit facility with BCP for up to $15,000. The credit facility is for a 1 year term and is being used to fund short term working capital requirements. On August 9, 2017, the Company drew $8,000 from this facility at an interest rate of LIBOR plus 0.95%. On August 31, 2017, the Company drew the remaining $7,000 from this facility at an interest rate of LIBOR plus 1.05%. The credit facility will be repaid in full on the anniversary date of August 9, 2018, while interest payments must be made quarterly. The credit facility is guaranteed by the common shares of DBP’s subsidiary Sociedad Minera Corona.

(d)	Corona Notes payable with Scotiabank and Interbank Peru

In order to fund its short term working capital needs, Corona repaid and drew down the following notes payable:

•	On March 31, 2018 a $5,000 revolving credit facility with BBVA Banco Continental was obtained. The credit facility bears an interest rate of three month LIBOR plus 2.52%. The facility must be repaid in full by September 21, 2018.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

8	Loans payable (continued)

(e)	Other credit facilities

•	Pre-Export Finance Facility (“the Pre-Export Finance Facility”): On March 2, 2016, Dia Bras Mexicana (“DBM”) entered into a $4,000 Pre-Export Finance Facility with METAGRI S.A de C.V (“METAGRI”), to whom DBM sells all of its lead concentrate. The $4,000 facility was drawn down on March 2, 2016 and bore interest of 5.0% plus 1 year LIBOR.

Repayment took place against deliveries of lead concentrate for the period of April 2016 up to and including June 2017. METAGRI deducted seven hundred dollars per dry metric ton of material from the purchase price payable to DBM in the provisional payment for each dry metric ton of the material delivered to METAGRI under the sales contract, subject to a minimum monthly deduction of two hundred and seventy thousand dollars (“the minimum monthly deduction”) plus the accrued interest. If DBM failed to deliver the material during any month from April 2016 until and including June 2017, and/or the value of the material during any month is lower than the minimum monthly deduction plus the accrued interest, DBM would have repaid METAGRI the short-fall within two business days after METAGRI’s written notice.

The deductions were made until such time as the Pre-Export Finance Facility had been fully amortized and the interest had been fully serviced. DBM had agreed that METAGRI could set-off any final payment deferred under the sales contract against any outstanding Pre-Export Finance Facility or interest to ensure full amortization of the principal and service the interest.

During the six months ended June 30, 2018, DBM made repayments totaling $Nil (2017 - $1,178).

(f)	FIFOMI loan

•	During January 2015, the Company’s Mexican Subsidiary, Dia Bras Mexicana S.A. de C.V, received a loan of MXP$120 million from Nacional Financiera, Sociedad Fiduciaria del Fideicomiso de Fomento Minero (“FIFOMI”) to be used for working capital purposes and capital expenditures, specifically the expansion of the Piedras Verdes Plant.

On February 2, 2015, DBM drew MXP$120 million (US$7,995). After deducting transaction costs of US$124, net proceeds were US$7,871.

Monthly principal repayments have taken place over four years beginning in January 2016 at an interest rate of TIIE + 3%. Interest payments began in February 2015 and during the six months ended June 30, 2018, DBM has made interest payments of $142 (MXP$2,705) (2017 – $187 (MXP$3,622)). Principal payments of $832 (MXP$15,000) (2017 - $773 (MXP$15,000) have been made during the six months ended June 30, 2018.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Stock options

There were no stock options outstanding or exercisable as at June 30, 2018.

(c)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the six months ended June 30, 2018 and the year ended December 31, 2017 was as follows:

	June 30,	December 31,
	2018	2017
Outstanding, beginning of period	1,316,314	1,771,877
Granted	679,627	1,126,254
Exercised	(614,572)	739,471
Forfeited	(1,284)	(842,346)
Outstanding, end of period	1,380,085	1,316,314

On June 29, 2012, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 8,000,000. The RSUs have vesting conditions determined by the Board of Directors.

During the six months ended June 30, 2018, the Company granted two tranches of RSU’s totalling 614,572 which had a fair value of C$3.30 based on the closing share price at grant date. RSUs exercised during the six months ended June 30, 2018 had a weighted average fair value of C$2.12 and the RSUs expired had a weighted average fair value of C$1.52 (2017 – C$3.61 and C$3.61, respectively). As at June 30, 2018, the weighted average fair value of the RSUs outstanding is C$3.01 (2017 – C$2.30).

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations and after fair value adjustments on acquisition of the entity.

Summarized balance sheet

	June 30,	December 31,
	2018	2017
	$	$
Current
Assets	78,921	67,867
Liabilities	(39,777)	(39,466)
Total current net assets	39,144	28,401

Non-current
Assets	159,317	155,259
Liabilities	(38,226)	(39,404)
Total non-current net assets	121,091	115,855
Net assets	160,235	144,256

Summarized income statement

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$

Revenue	44,790	37,859	91,353	76,360
Income before income tax	18,869	5,288	38,782	12,561
Income tax expense	(7,396)	(1,904)	(13,930)	(3,361)
Total income	11,473	3,384	24,852	9,200
Total income attributable to non-controlling interests	2,083	615	4,513	1,671
Dividends paid to non-controlling interests	(544)	(1,272)	(1,611)	(1,738)

Summarized cash flows

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$

Cash flows from operating activities
Cash generated from operating activities	23,495	18,986	47,576	39,403
Net changes in non cash working capital items	(1,966)	1,874	(3,539)	(3,119)
Decomissioning liabilities settled	(491)	(378)	(610)	(427)
Income taxes paid	(6,051)	(3,915)	(18,208)	(7,974)
Net cash generated from operating activities	14,987	16,567	25,219	27,883
Net cash used in investing activities	(7,656)	(4,543)	(12,957)	(8,707)
Net cash from (used in) financing activities	(10,165)	(17,766)	(11,831)	(26,441)
Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(4)	(2)	12
Increase (decrease) in cash and cash equivalents	(2,837)	(5,746)	429	(7,253)
Cash and cash equivalents, beginning of year	23,174	35,370	19,908	36,877
Cash and cash equivalents, end of period	20,337	29,624	20,337	29,624

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

11	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and six months ended June 30, 2018 and 2017 relate to the Yauricocha, Bolivar and Cusi Mines.

(a)	Mining costs

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Employee compensation and benefits	7,002	5,556	13,507	11,041
Third party and contractors costs	11,052	10,076	22,884	19,664
Depreciation	7,943	16,608	15,448	33,139
Consumables	8,681	6,660	16,473	13,191
Changes in inventory and other	268	2,390	2,487	4,450
	34,946	41,290	70,799	81,485

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2018	$	$		$	$

Revenue (1)	91,353	28,530	4,513	-	124,396

Production cost of sales	(37,891)	(14,047)	(3,413)	-	(55,351)
Depletion of mineral property	(6,389)	(1,739)	(381)	-	(8,509)
Depreciation and amortization of property, plant and equipment	(2,287)	(3,815)	(837)	-	(6,939)
Cost of sales	(46,567)	(19,601)	(4,631)	-	(70,799)

Gross profit (loss) from mining operations	44,786	8,929	(118)	-	53,597

Income (loss) from operations	36,994	6,532	(509)	(3,023)	39,994
Interest expense and other finance costs	(1,407)	-	(153)	-	(1,560)
Other income (expense)	1,907	(1,545)	(263)	(3)	96
Foreign currency exchange loss	(255)	(44)	(25)	476	152
Income (loss) before income tax	37,239	4,943	(950)	(2,550)	38,682

Income tax expense	(13,931)	(576)	(116)	-	(14,623)

Net income (loss) from operations	23,308	4,367	(1,066)	(2,550)	24,059

June 30, 2018	Peru	Mexico		Canada

Total assets	215,329	139,554		955	355,838
Non-current assets	159,461	115,305		90	274,856
Total liabilities	130,698	21,269		882	152,849

(1) Includes provisional pricing adjustments of: $1,390 for Yauricocha, $(120) for Bolivar, and $(21) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2018	$	$		$	$

Revenue (1)	44,790	14,674	3,257	-	62,721

Production cost of sales	(18,070)	(7,055)	(1,878)	-	(27,003)
Depletion of mineral property	(3,787)	(803)	(174)	-	(4,764)
Depreciation and amortization of property, plant and equipment	(765)	(1,980)	(434)	-	(3,179)
Cost of sales	(22,622)	(9,838)	(2,486)	-	(34,946)

Gross profit (loss) from mining operations	22,168	4,836	771	-	27,775

Income (loss) from operations	17,965	4,112	675	(1,586)	21,166
Interest expense and other finance costs	(698)	-	(70)	-	(768)
Other income (expense)	922	(1,208)	(203)	(3)	(492)
Foreign currency exchange loss	(74)	284	33	221	464
Income (loss) before income tax	18,115	3,188	435	(1,368)	20,370

Income tax expense	(7,397)	(47)	-	-	(7,444)

Net income (loss) from operations	10,718	3,141	435	(1,368)	12,926

(1) Includes provisional pricing adjustments of: $772 for Yauricocha, $(27) for Bolivar, and $2 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2017	$	$		$	$

Revenue	76,360	22,913	3,816	-	103,089

Production cost of sales	(31,651)	(13,690)	(3,005)	-	(48,346)
Depletion of mineral property	(20,061)	(1,733)	(381)	-	(22,175)
Depreciation and amortization of property, plant and equipment	(6,054)	(4,084)	(826)	-	(10,964)
Cost of sales	(57,766)	(19,507)	(4,212)	-	(81,485)

Gross profit (loss) from mining operations	18,594	3,406	(396)	-	21,604

Income (loss) from operations	12,421	(561)	(1,173)	(1,777)	8,910
Interest expense and other finance costs	(1,647)	-	(258)	-	(1,905)
Other income (expense)	744	(209)	(45)	(1)	489
Foreign currency exchange gain (loss)	(199)	(1,576)	(430)	(385)	(2,590)
Income (loss) before income tax	11,319	(2,346)	(1,906)	(2,163)	4,904

Income tax expense	(3,361)	(92)	(20)	-	(3,473)

Net income (loss) from operations	7,958	(2,438)	(1,926)	(2,163)	1,431

June 30, 2017	Peru	Mexico		Canada

Total assets	219,976		118,867	10,643	349,486
Non-current assets	163,015		99,018	9,443	271,476
Total liabilities	133,219		27,192	3,041	163,452

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2017	$	$		$	$

Revenue	37,859	9,102	1,610	-	48,571

Production cost of sales	(16,523)	(6,690)	(1,469)	-	(24,682)
Depletion of mineral property	(10,430)	(731)	(161)	-	(11,322)
Depreciation and amortization of property, plant and equipment	(3,061)	(1,882)	(343)	-	(5,286)
Cost of sales	(30,014)	(9,303)	(1,973)	-	(41,290)

Gross profit from mining operations	7,845	(201)	(363)	-	7,281

Income (loss) from operations	4,764	(2,134)	(751)	(1,231)	648
Interest expense and other finance costs	(747)	-	(112)	-	(859)
Other income	625	(128)	(27)	-	470
Foreign currency exchange gain (loss)	18	(236)	(84)	(372)	(674)
Income (loss) before income tax	4,660	(2,498)	(974)	(1,603)	(415)

Income tax (expense) recovery	(1,904)	112	24	-	(1,768)

Net income (loss) from operations	2,756	(2,386)	(950)	(1,603)	(2,183)

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

12	Segment reporting (continued)

For the six months ended June 30, 2018, 73% of the revenues ($91,353) were from two customers based in Peru and the remaining 27% of the revenues ($33,043) were from two customers based in Mexico. In Peru, the two customers accounted for 78% and 22% of the revenues. In Mexico, the two customers accounted for 86% and 14% of the revenues.

For the six months ended June 30, 2017, 74% of the revenues ($76,360) were from two customers based in Peru and the remaining 26% of the revenues ($26,729) were from two customers based in Mexico. In Peru, the two customers accounted for 68% and 32% of the revenues. In Mexico, the two customers accounted for 86% and 14% of the revenues.

As at June 30, 2018, the trade receivable balance of $27,526 includes amounts outstanding of $5,935 and $21,591 from two customers in Mexico and two customers in Peru, respectively.

13	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at June 30, 2018 and December 31, 2017, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At June 30, 2018 and December 31, 2017, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Condensed Interim Consolidated Statement of Financial Position are categorized as follows:

	June 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Recurring measurements	$	$	$	$	$	$	$	$
Trade receivables (1)	-	27,526	-	27,526	-	20,613	-	20,613
	-	27,526	-	27,526	-	20,613	-	20,613

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between level 1 and level 2 during the six months ended June 30, 2018 and 2017.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

14	Supplemental cash flow information

Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2018	2017
	$	$	$	$
Trade and other receivables	(5,938)	(187)	(6,842)	(9,416)
Financial and other assets	779	733	218	130
Income tax receivable	15	(11)	1	(35)
Inventories	(1,335)	1,019	(2,319)	2,749
Accounts payable and accrued liabilities	(584)	730	413	4,687
Income taxes payable	(68)	3,860	(191)	(199)
Other liabilities	(415)	(4,526)	(2,350)	(3,952)
	(7,546)	1,618	(11,070)	(6,036)

15	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the condensed interim consolidated statements of income:

	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018
	$	$
Revenues from contracts with customers	61,974	123,147
Provisional pricing adjustments on concentrate sales	747	1,249
Total revenues	62,721	124,396

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018
	$	$
Revenues from contracts with customers:
Silver	10,390	17,827
Copper	22,835	44,077
Lead	7,154	13,654
Zinc	21,272	45,576
Gold	323	2,013
Total revenues from contracts with customers	61,974	123,147

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2018
(In thousands of United States dollars, unless otherwise stated)

16	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. In all cases the Company and its subsidiaries will continue to vigorously defend the actions and an accrual has been made in the consolidated financial statements for matters that are probable and can be reasonably estimated.

The contingencies outstanding associated with our Mexican subsidiaries are as follows:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves estimates are located; and (ii) pay $422,674 to P&R. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. On February 12, 2016 The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

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